This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about December 5, 2006

Item 3.	News Release

December 5, 2006, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Announces Planned Financing

Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) announced today that the Company has reached agreements in principle with a group of accredited investors outside of the United States to privately place approximately 6 million equity units of the Company at a price of US$1.00 per unit.

Item 5.	Full Description of Material Change

Vancouver, BC, December 5, 2006 –Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) announced today that the Company has reached agreements in principle with a group of accredited investors outside of the United States to privately place approximately 6 million equity units of the Company at a price of US$1.00 per unit. Completion of the financing is subject to execution of definitive agreements and is targeted to close before year-end.

Each unit consists of one common share and a half-warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of US$1.35 for a period of eighteen months from the date of closing, subject to certain accelerated expiry provisions. The shares in the units and any shares issued on exercise of the warrants will not be registered under the United States Securities Act and will be subject to resale restrictions in Canada and under applicable US law. No commissions or finders’ fees are payable on the placement.

Forward Looking Statements:
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release are forward-looking statements, including statements that relate to proposed financings. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future events or performance, and actual results or developments may differ materially from those in the forward-looking statements, due to risk factors such as continued availability of capital and financing, and general economic, market, political or business conditions. For a discussion of the risks that affect our business see our EDGAR filings at www.sec.gov.

Contact:
Dan Brown 604-682-6496
dbrown@iremco.com
www.transorient.com

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

December 5, 2006

“Peter Loretto”
____________________________
Peter Loretto, President/Chief Executive Officer

Place of Declaration: Vancouver, British Columbia